QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INC. ANNOUNCES SECOND QUARTER FISCAL YEAR 2012 RESULTS

        Ottawa, Canada, October 5, 2011 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for its second quarter of fiscal year 2012, ended August 31, 2011. All figures are reported in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles.

        Revenue for the second quarter of fiscal year 2012 was $13.6 million, compared with $27.2 million in the second quarter of fiscal year 2011 and $11.0 million in the first quarter of fiscal year 2012. Revenue from customers within North America was $11.8 million, compared with $20.3 million in the second quarter of the prior fiscal year. DragonWave had two customers who generated more than 10% of revenue in the second quarter of fiscal year 2012.

        Gross margin for the second quarter of fiscal year 2012 was 42%, compared with 44% in the second quarter of fiscal year 2011. Before amortization of intangible assets and other items, the loss in the second quarter of fiscal year 2012 was $7.6 million, compared with income of $1.2 million in the second quarter of fiscal year 2011. Net and comprehensive loss applicable to shareholders in the second quarter was $2.2 million or ($0.06) per diluted share, compared with income of $1.2 million or $0.03 per diluted share in the second quarter of the prior fiscal year. The results reflect a reduction in the expected earn-out payment associated with the Axerra acquisition which, when combined with the reduction of the related intangibles, generated a net one-time gain of $6.2 million or $0.17 per diluted share at the net and comprehensive loss level.

        "We continue to make progress in a number of promising opportunities with major mobile operators globally and we remain positive about our prospects," said DragonWave President and CEO Peter Allen.

        Cash, cash equivalents, restricted cash, and short-term investments totaled $71.6 million, compared to $79.9 million at the end of the first quarter of fiscal year 2012, and $89.7 million at the end of the fourth quarter of fiscal year 2011.

Revenue Outlook for Q3 FY2012

        DragonWave expects revenue for the third quarter of fiscal year 2012 to be in the range of $12 million to $15 million.

Webcast and Conference Call Details

        The DragonWave management team will discuss the results on a conference call and webcast beginning at 8:30 a.m. Eastern Time, tomorrow, October 6, 2011.

  Toll-free North America Dial-in: 877-312-9202
  International Dial-in: 408-774-4000

  The live webcast and presentation slides will be available at:
  http://investor.dragonwaveinc.com/events.cfm.

  An archive of the webcast will be available at the same link.

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

        Certain statements in this release, including the estimate of the revenue range for the third quarter of fiscal year 2012 provided above, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties. Material factors and assumptions used to develop such estimates include DragonWave's expectations regarding: the network deployment plans of its existing and new customers, and the volume and timing of orders, shipments and revenue recognition. Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave's Annual Information Form dated May 4, 2011 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

  •
  DragonWave relies on a small number of customers for a large percentage of its revenue and DragonWave's future growth depends on the success of its customer diversification efforts.

  •
  DragonWave's growth is dependent on the development and growth of the market for high-capacity wireless communications services.

  •
  Network deployment plans by DragonWave's existing and potential customers are capital intensive and the timing of such deployments is affected by such customers' access to capital.

  •
  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

  •
  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

  •
  DragonWave may conduct acquisitions of products and businesses. There are risks associated with such acquisitions.

  •
  DragonWave's success depends on its ability to develop new products and enhance existing products.

  •
  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

  •
  DragonWave's quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

  •
  DragonWave has a lengthy and variable sales cycle.

        DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Investor Contact:	Media Contact:
John Lawlor VP, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2252	Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262

 CONSOLIDATED BALANCE SHEETS
Expressed in US $000's except share and per share amounts
(unaudited)

	As at August 31, 2011	As at February 28, 2011
ASSETS
Current Assets
Cash and cash equivalents	62,182	77,819
Restricted cash	219	714
Short term investments	9,194	11,181
Trade receivables	10,614	11,579
Inventory	31,532	28,204
Other current assets	5,226	5,306
Deferred income tax asset	524	553

	119,491	135,356
Long Term Assets
Property and equipment	6,555	7,560
Deferred income tax asset	2,167	808
Intangible assets	5,808	14,929
Goodwill	11,927	11,927

	26,457	35,224
Total Assets	145,948	170,580

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	15,034	15,967
Deferred revenue	1,541	1,453
Contingent royalty	301	622
Contingent consideration	3,773	14,622

	20,649	32,664
Long Term Liabilities
Contingent royalty	1,449	3,290
Other long term liabilities	1,491	1,999

	2,940	5,289
COMMITMENTS
Shareholders' equity
Capital stock	172,037	171,570
Contributed surplus	3,593	2,642
Deficit	(44,063)	(31,967)
Accumulated other comprehensive loss (AOCL)	(9,636)	(9,618)

Total shareholder's equity	121,931	132,627
Non-controlling interests	428	—

Total Equity	122,359	132,627
Total Liabilities and Equity	145,948	170,580

Shares issued & outstanding	35,530,757	35,421,893

 CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
Expressed in US $000's except share and per share amounts
(unaudited)

	Three months ended August 31		Six months ended August 31
	2011	2010	2011	2010
REVENUE	13,627	27,171	24,676	75,897
Cost of sales	7,852	15,219	14,257	42,714

Gross profit	5,775	11,952	10,419	33,183

EXPENSES
Research and development	6,365	3,668	12,962	8,299
Selling and marketing	3,849	4,460	7,929	8,589
General and administrative	3,457	2,585	7,089	5,145
Government assistance	(287)	—	(637)	—

	13,384	10,713	27,343	22,033

Income (loss) before amortization of intangible assets and other items	(7,609)	1,239	(16,924)	11,150
Amortization of intangible assets	(622)	(87)	(1,209)	(169)
Accretion expense	(276)	—	(552)	—
Interest income	127	76	211	108
Investment gain (loss)	(19)	62	20	13
Impairment of intangible assets	(8,315)	—	(8,315)	—
Gain on change in estimate of contingent liabilities	13,161	—	13,161	—
Foreign exchange gain	(36)	69	84	186

Income (loss) before income taxes	(3,589)	1,359	(13,524)	11,288
Income tax expense (recovery)	(1,310)	126	(1,301)	357

Net Income (loss)	(2,279)	1,233	(12,223)	10,931
Net Loss Attributable to Non-Controlling Interest	73	—	127	—

Net Income (Loss) applicable to shareholders	(2,206)	1,233	(12,096)	10,931
Foreign currency translation differences for foreign operations	13	—	18	—

Net and Comprehensive Income (Loss) applicable to shareholders	(2,219)	1,233	(12,114)	10,931
Income (loss) per share
Basic	(0.06)	0.03	(0.34)	0.30
Diluted	(0.06)	0.03	(0.34)	0.30
Weighted Average Shares Outstanding
Basic	35,494,976	35,978,213	35,462,012	36,447,553
Diluted	35,494,976	36,690,926	35,462,012	37,345,767

 CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in US $000's
(unaudited)

	Three months ended August 31		Six months ended August 31
	2011	2010	2011	2010
Operating Activities
Net Income (Loss)	(2,279)	1,233	(12,223)	10,931
Items not affecting cash
Amortization of property and equipment	845	709	1,674	1,340
Amortization of intangible assets	622	87	1,209	169
Accretion expense	276	—	552	—
Non cash royalty amortization	(201)	—	(402)	—
Impairment of intangible asstes	8,315	—	8,315	—
Gain on change in estimate of contingent liabilities	(13,161)	—	(13,161)	—
Stock-based compensation	582	328	1,074	615
Unrealized foreign exchange loss	72	174	73	190
Non cash future income tax recovery	(1,310)	—	(1,301)	—
Inventory impairment	104	707	161	650
Unrealized gain on short term investments	(25)	(65)	(64)	(16)
Accrued interest on short term investments	(1)	(33)	(2)	(40)

	(6,161)	3,140	(14,095)	13,839
Changes in non-cash working capital items	(2,046)	(10,290)	(3,330)	(15,324)

	(8,207)	(7,150)	(17,425)	(1,485)

Investing Activities
Acquisition of property and equipment	(220)	(656)	(669)	(2,806)
Acquisition of intangible assets	(89)	(261)	(403)	(336)
Purchase of short term investments	—	(69,917)	(22,432)	(115,225)
Maturity of short term investments	6,977	60,725	24,485	68,799

	6,668	(10,109)	981	(49,568)

Financing Activities
Share repurchase	—	(9,269)	—	(10,323)
Equity contribution by non-controlling interest in DW-HFCL	—	—	555	—
Issuance of common shares net of issuance costs	166	64	344	211

	166	(9,205)	899	(10,112)

Effect of foreign exchange on cash and cash equivalents	(86)	(174)	(92)	(190)
Net decrease in cash and cash equivalents	(1,459)	(26,638)	(15,637)	(61,355)
Cash and cash equivalents at beginning of period	63,641	70,559	77,819	105,276

Cash and cash equivalents at end of period	62,182	43,921	62,182	43,921

Cash paid during the period for interest	—	—	—	—

QuickLinks

  EXHIBIT 99.1
DRAGONWAVE INC. ANNOUNCES SECOND QUARTER FISCAL YEAR 2012 RESULTS
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share and per share amounts (unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts (unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (unaudited)